Commission File No: 000-49951

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):

[ X ]Form 10-KSB [ ]Form 20-F [ ]Form 11-K [ X]Form 10-Q [ ]Form N-SAR

For Period Ended: September 30, 2005

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[X] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

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PART 1 - REGISTRANT INFORMATION

Full Name of Registrant: American United Gold Corporation

Former Name if Applicable: N/A

Address of Principal Executive Office (Street and Number): 555 Burrard St., Suite 900.

City, State and Zip Code: Vancouver, British Columbia, Canada V7X 1M8

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(check box if appropriate )

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and;

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

The Company has been unable to file the 10-KSB for the Year ending September 30, 2005 in the required time as a key person involved in the preparation of SEC filings is out of town and unavailable to obtain pertinent information necessary for the accurate completion of Form 10-KSB for this Year.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

David Uppal (604) 692-2808

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports been filed? If answer is no, identify report(s). Yes [ X ] No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [ ] No [ X ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

AMERICAN UNITED GOLD CORPORATION

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(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunder duly authorized.

Dated: December 28, 2005

By: /S/ David Uppal

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David Uppal, President

Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.A.C. 1001).